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Exhibit 12.1

QUICKLOGIC CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. To date we have not issued any preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratio of earnings to fixed charges presented below.

	Three Months Ended	Three Months Ended	Fiscal Year Ended
	March 31, 2004	March 31, 2005	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
Income (loss) before income taxes	$(1,368)	$914	$9,630	$(26,478)	$(31,287)	$(4,719)	$(8,832)
Add: Fixed charges(1):
Interest expensed	68	53	49	23	71	178	255
Interest on rental expenses	71	56	152	127	131	332	283

Total — fixed charges	139	109	201	150	202	510	538

Total earnings (loss) for computation of ratio	(1,229)	1,023	9,831	(26,328)	(31,085)	(4,209)	(8,294)

Ratio of earnings to fixed charges(2)	—	9.39	48.91	—	—	—	—

(1)
Fixed charges include interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor.

(2)
Due to our losses in the years ended December 31, 2001, 2002, 2003 and 2004 and the fiscal quarter ended March 31, 2004, the ratio coverage was less than 1:1. Additional earnings of $26.5 million, $31.3 million, $4.7 million and $8.8 million in 2001, 2002, 2003 and 2004, respectively, and $1.4 million in the fiscal quarter ended March 31, 2004 would have been required to achieve a ratio of 1:1.

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QUICKLOGIC CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES